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FEB 28 2020
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48125

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MPI Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1000 Lenox Drive, 3rd Floor
(No. and Street)

Lawrenceville	NJ	08648
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Tracey Jasey 609-955-5726
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mercadien, P.C.
(Name – *if individual, state last, first, middle name*)

P.O. Box 7648	Princeton	NJ	08543-7648
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Daniel M. Kerrigan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MPI Securities, Inc., as of February 27, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

REBECCA L. FORSBERG
Notary Public State of New Jersey
My Commission Expires February 15,2021

Notary Public

Signature

President

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MPI SECURITIES, INC.

REPORTS PURSUANT TO RULE 17A-5(d) OF THE SECURITIES AND EXCHANGE COMMISSION

AND

SUPPLEMENTARY INFORMATION

December 31, 2019

MPI SECURITIES, INC.

Table of Contents

December 31, 2019

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of MPI Securities, Inc.

Opinion on the Financial Statements
We have audited the accompanying statement of financial condition of MPI Securities, Inc. (the "Company") as of December 31, 2019, and the related statements of income, changes in stockholders' equity and cash flows for the year then ended, and the related notes to the financial statements (collectively, the "financial statements"). In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement, whether due to fraud or error. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to fraud or error, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplementary Information
The supplementary information contained in the Computation of Net Capital Under SEC Rule 15c3-1 (the "Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information.

P.O. Box 7648 | Princeton, NJ 08543-7648 | 609.689.9700 | Fax 609.689.9720
LEADING BY EXAMPLE | MERCADIEN.COM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM (CONTINUED)

Supplementary Information (Continued)
In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information contained in the Computation of Net Capital Under SEC Rule 15c3-1 is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2008.

Mercadien, P.C.
Certified Public Accountants

Hamilton, New Jersey
February 18, 2020

MPI SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
December 31, 2019

ASSETS

Cash and cash equivalents	$	227,755
Accounts receivable		3,310
Prepaid expenses		8,141
Other assets		2,522
Total assets	$	241,728

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities		
Accounts payable	$	2,103
Accrued expenses		15,000
Advanced deposits		52,000
Total liabilities		69,103
Stockholders' Equity		
Common stock, no par value, $6.77 stated value; 10,000 shares authorized; 8,475 shares issued and 2,825 shares outstanding		57,409
Additional paid-in capital		4,160
Retained earnings		149,329
Treasury stock, 5,650 shares at stated value		(38,273)
Total Stockholders' Equity		172,625
Total Liabilities and Stockholders' Equity	$	241,728

See notes to financial statements.

MPI SECURITIES, INC.

STATEMENT OF INCOME
Year Ended December 31, 2019

Revenues		
	Advisory fees	$ 96,913
Operating expenses		
	Licensing fees	7,554
	Insurance	691
	Interest	121
	Professional fees	30,095
	Office Supplies	318
	Travel expense	205
	Research expense	9,396
	Overhead reimbursement	12,240
	Total operating expenses	60,620
Income before interest income and provision for state income taxes		36,293
Interest income		255
Income before provision for state income taxes		36,548
Provision for state income taxes		562
Net income		$ 35,986

See notes to financial statements.

MPI SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
Year Ended December 31, 2019

	Common Stock					
	Shares	Amount	Additional Paid-in Capital	Retained Earnings	Treasury Stock	Total
Balances, January 1, 2019	2,725	$ 57,409	$ -	$ 148,839	$ (46,261)	$ 159,987
Net income	-	-	-	35,986	-	35,986
Dividends paid	-	-	-	(28,185)	-	(28,185)
Sale of treasury stock	100	-	4,160	(7,311)	7,988	4,837
Balances, December 31, 2019	2,825	$ 57,409	$ 4,160	$ 149,329	$ (38,273)	$ 172,625

See notes to financial statements.

MPI SECURITIES, INC.

STATEMENT OF CASH FLOWS
Year Ended December 31, 2019

Cash Flows from Operating Activities	
Net income	$ 35,986
Adjustments to reconcile net income to net cash from operating activities	
Changes in assets	
Accounts receivable	38,175
Prepaid expenses	(1,239)
Other assets	797
Accounts payable	797
Accrued expenses	(777)
Current liabilities	10,000
Net cash from operating activities	83,739
Cash Flows from Financing Activities	
Payment of notes payable	(4,457)
Sale of treasury stock	4,837
Dividends paid	(28,185)
Net cash from financing activities	(27,805)
Net change in cash	55,934
Cash, beginning of year	171,822
Cash, end of year	$ 227,755
Supplemental Disclosures of Cash Flow Information	
Cash paid during the year for:	
Taxes	$ 562
Interest	$ 121

See notes to financial statements.

A. NATURE OF BUSINESS

MPI Securities, Inc. (the "Company") was incorporated on January 26, 1995, and is a broker-dealer located in Lawrenceville, New Jersey. The Company is registered with the Securities and Exchange Commission (the "SEC") and the State Securities Commission of New Jersey, as well as the securities commissions of other states, and is a member of the Financial Industry Regulatory Authority.

The Company provides merger and acquisition advisory and private placement consulting services to clients throughout the United States.

B. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements of the Company have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of reporting the statement of cash flows, the Company considers all highly liquid instruments with original maturities of ninety days or less to be cash equivalents.

Accounts Receivable

Net income is charged with an allowance for uncollectible accounts based on past experience and an analysis of accounts receivable collectability. Accounts deemed uncollectible are charged to the allowance in the year they are deemed uncollectible. All accounts receivable are considered collectible as of December 31, 2019.

Revenue Recognition

Revenues related to valuation services are recognized upon submission of valuation report. Revenues for advisory services are recognized upon acceptance of the contract, as work is completed, and/or the submission of an advisory report to the client.

Income Taxes

The Company has elected, with the approval of its stockholders, "S" Corporation status for federal and state income tax purposes, thus, the income is taxed to each of the stockholders. With the exception of certain state corporate income taxes, no provision has been made for corporate income taxes in the accompanying financial statements.

Management evaluated the Company's tax positions as of and for the year ended December 31, 2019, and has determined that there is no liability for uncertain tax positions at December 31, 2019.

B. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes (Continued)

The Company did not record any interest or penalties on uncertain tax positions in the accompanying statement of financial condition as of December 31, 2019, or in the accompanying statement of income for the year then ended. If the Company were to incur any income tax liability in the future, interest on any income tax liability would be reported as interest expense and penalties on any income tax liability would be reported as income taxes.

Subsequent Events

Management has evaluated events for potential recognition and disclosure through February 18, 2020, the date the financial statements were available to be issued. No items were determined by management to require disclosure.

15c3-3 Exemption

The Company operates under the provisions of Paragraph (k)(2)(i) of rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(i) provide that a broker-dealer who (1) carries no margin accounts, promptly transmits all customer funds, and delivers all securities received in connection with its activities as a broker or dealer; (2) does not otherwise hold funds or securities for or owe money or securities to customers; (3) and effectuates all financial transactions between the broker or dealer and his customers through one or more bank accounts, each to be designated as a Special Account for the Exclusive Benefit of Customers of the Company, is qualified to operate under the provisions of Paragraph (k)(2)(i) of rule 15c3-3 of the SEC. Broker-dealers operating under the provisions of (k)(2)(i) are also exempt from the remaining provisions of rule 15c3-3, including the requirement to make the reserve computations under rule 15c3-3.

C. MAJOR CUSTOMERS

There were four customers that accounted for 100% of the Company's total revenues for the year ended December 31, 2019, and 100% of accounts receivable at December 31, 2019, is due from one of these customers.

D. RELATED-PARTY TRANSACTIONS

Management Planning, Inc. ("MPI"), an affiliate, provides management services to the Company and is reimbursed based on actual expenditures incurred and allocated overhead. Actual expenditures incurred by MPI include amounts paid to MPI employees, which is associated with the Company's advisory fees. Management consulting fees for the year totaled $12,240. There were no commission fees paid for the year ended December 31, 2019.

E. CONCENTRATIONS OF RISK

The Company maintains cash in bank deposit accounts which may, at times, exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash.

F. NET CAPITAL REQUIREMENTS

The Company is a registered broker-dealer subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires that the Company maintain minimum net capital, as defined, of at least the greater of $5,000 or 6 2/3% of aggregate indebtedness, as defined. Net capital and aggregate indebtedness change from day to day, but as of December 31, 2019, the Company had net capital of $158,652, which exceeded its requirements of $5,000 by $153,652.

SUPPLEMENTARY INFORMATION

MPI SECURITIES, INC.

COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1
As of December 31, 2019

Stockholders' equity	$ 172,625
Deductions: non-allowable assets	
Accounts receivable	(3,310)
Prepaid expenses	(8,141)
Other assets	(2,522)
Non-allowable assets	(13,973)
Net capital	158,652
Minimum capital requirement	5,000
Net capital in excess of minimum requirement	$ 153,652
Aggregate indebtedness	$ 69,103
Current liabilities	0.44 to 1.00

There are no material differences between the preceding computation and the Company's corresponding unaudited part 11A of Form X-17a-5 as of December 31, 2019.

The Company claims an exemption from SEC Rule 15c3-3 under the (k)(2)(i) provision, and therefore, no computation for determination of reserve requirements was necessary.

EXEMPTION REPORTS

MERCADIEN, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Stockholders and Board of Directors
MPI Securities, Inc.

We have reviewed management's statements included in the accompanying Exemption Report Pursuant to Rule 17A-5(d)(4), in which (a) MPI Securities, Inc. (the "Company") identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3:(k)(2)(i) (the "exemption provisions") and (b) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of 17 C.F.R. § 240.15c3-3.

Mercadien, P.C.
Certified Public Accountants

February 18, 2020

P.O. Box 7648 | Princeton, NJ 08543-7648 | 609.689.9700 | Fax 609.689.9720
LEADING BY EXAMPLE | MERCADIEN.COM

MPI SECURITIES, INC.

EXEMPTION REPORT PURSUANT TO RULE 17a-5(d)(4)

On behalf of MPI Securities, Inc., I, as FinOp, attest to the following as required by the SEC in conjunction with our annual audit report for the period ended December 31, 2019:

- MPI Securities, Inc. claims an exemption from SEC rule 15c3-3 under the k(2)(i) provision.
- MPI Securities, Inc. did not hold any customer funds or securities at any time during the year.
- MPI Securities, Inc. met the identified exemption provisions throughout the reporting period without exception.

Daniel M. Kerrigan
FINOP

MPI Securities, Inc.